Filed by XO Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: Allegiance Telecom, Inc.
                                                   Commission File No. 000-24509


[XO Communications, Inc. Logo]


                                                        PRESS RELEASE

          XO Communications Completes Acquisition of Allegiance Telecom

 XO Opens New Chapter for Local Competition Nationwide, Creates Leading National
     Local Exchange Carrier for Businesses; Progress on Achieving Synergies

RESTON, VA - June 23, 2004 - XO Communications, Inc. (OTCBB: XOCM.OB) today announced that it has completed its acquisition of the Allegiance Telecom assets, creating the nation's largest provider of national local telecommunications services focused exclusively on businesses. The purchase price for the acquisition was $322.0 million of cash, including $11 million of adjustments for working capital, and approximately 45.4 million shares of XO common stock. In addition, XO and Allegiance have resolved a number of related disputes, and the Bankruptcy Court's approval of that settlement agreement is expected shortly.

"The new XO will have the scale and size to serve even more business customers for their local and national telecommunications needs and provide a more cost-effective alternative to the incumbents," said Carl Grivner, CEO of XO Communications. "The combination of our assets and services not only strengthens XO's ability to serve more business customers but significantly enhances our position as a provider of wholesale local access services to other telecommunications companies."

The acquisition of Allegiance Telecom significantly expands XO's local market coverage across the country, allowing XO to serve an even greater number of business customers with voice, data and Internet services. XO's network will now have more than 900 local Points of Presence (PoPs). The expansion will increase XO's local presence in many of the largest markets in the U.S., including Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, Miami, New York, Philadelphia, San Francisco and Washington, DC. In addition to an enhanced ability to serve a wider business market, XO will also be better positioned to sell local access services to other telecommunications carriers that may require local network access to service their end user customers.

XO continues to expect to be able to achieve over time approximately $160 million in annual synergies as a result of the acquisition. "The improvements are expected to reduce our costs and expedite XO's path to profitability," said Wayne Rehberger, chief operating officer of XO Communications. "We have already initiated a number of network, operational and systems integration initiatives."

With the addition of Allegiance's services, including its specialized services for small-to-medium sized businesses, the new XO will be able to offer an even broader range of services to


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businesses of all sizes. XO's portfolio of services includes local and long distance voice, dedicated Internet access, private networking, data transport and web hosting services as well as bundled voice and Internet solutions.

About XO Communications
XO Communications is a leading provider of national and local telecommunications services to businesses, large enterprises and telecommunications companies. XO offers a complete portfolio of services, including local and long distance voice, dedicated Internet access, private networking, data transport, and Web hosting services as well as bundled voice and Internet solutions. XO provides these services over an advanced, national facilities-based IP network and serves more than 70 metropolitan markets across the United States. For more information, visit www.xo.com.

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The statements contained in this release that are not historical facts are
"forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). Management cautions the reader that these forward-looking statements are only predictions and are subject to risks and uncertainties and actual results may differ materially from those indicated in the forward-looking statements as a result of a number of factors. These factors include, but are not limited to, those risks and uncertainties described from time to time in the reports filed by XO Communications, Inc. with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003 and its quarterly reports on Form 10-Q. This press release shall not constitute an offer of any securities for sale. The transaction between XO Communications and Allegiance Telecom Inc. is included in the proposed plan of reorganization that has been submitted to Allegiance creditors for their consideration. Unless an applicable exemption from registration is available, XO Communications will file a registration statement with respect to the XO shares to be issued in the transaction. Creditors of Allegiance are urged to read the disclosure statement with respect to the plan, the prospectus included in any such registration statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of XO Communications can obtain more information about the proposed transaction by reviewing the Form 8-K filed by XO in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain without charge a copy of any prospectus, as well as other filings containing information about XO and Allegiance at the SEC's web site, . Copies of any required prospectus would be available without charge by directing a request to XO Communications, Inc., Investor Relations, 11111 Sunset Hills Road, Reston, VA 20190.

For more information contact:
Chad Couser/XO Communications
703-547-2746
chad.couser@xo.com